Filed by TiVo Inc. Pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:
TiVo Inc. (Commission File No. 000-27141)
Rovi Corporation (Commission File No. 000-53413), and
Titan Technologies Corporation (Commission File No. 000-53413)

On Tuesday, May 17, 2016, TiVo Inc. issued the below press release.

TiVo to Report First Quarter 2017 Results After Market on
May 31, 2016

SAN JOSE, CA - (Marketwired - May 17, 2016) - TiVo Inc. (NASDAQ: TIVO), a leader in next-generation technology connecting consumers to their content, today announced that it will release financial results for the first quarter ended April 30, 2016 after market close on Tuesday, May 31, 2016.
TiVo will not be holding a conference call or webcast. For additional information, please visit the Investor Relations section of the TiVo website at http://investor.tivo.com.
Investor Relations
Derrick Nueman
408-519-9677
dnueman@tivo.com

About TiVo Inc.

TiVo Inc. (NASDAQ: TIVO) is a global leader in next-generation television services. With global headquarters in San Jose, CA and offices in New York, NY, Durham, NC, and Warsaw, Poland, TiVo's innovative cloud-based Software-as-a-Service solutions enable viewers to consume content across multiple screens in and out-of-the home. The TiVo solution provides an all-in-one approach for navigating the 'content chaos' by seamlessly combining live, recorded, on-demand and over-the-top television into one intuitive user interface with simple universal search, discovery, viewing and recording from a variety of devices, creating the ultimate viewing experience. TiVo products and services are available at retail or through a growing number of pay-TV operators worldwide. TiVo's multiple subsidiary companies provide the broader television industry and consumer electronics manufacturers with set-top box, cloud-based video discovery and recommendation options, interactive advertising solutions, and audience research and measurement services. More information at: www.TiVo.com.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Proposed Transaction And Where To Find It

This communication is not a solicitation of a proxy from any stockholder of the Company, Rovi or Parent. In connection with the Agreement and Plan of Merger among Rovi, the Company, Parent, Nova Acquisition Sub, Inc. and Titan Acquisition Sub, Inc., Rovi, the Company and Parent intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Parent that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ROVI, TITAN, PARENT AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by the Company, Parent or Rovi with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to: MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com.

Participants in the Solicitation

The Company, Rovi, Parent and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from Company and Rovi stockholders in connection with the proposed mergers. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company's executive officers and directors and their ownership of Company common stock in the Company's annual report on Form 10-K for the fiscal year ended January 31, 2016, which was filed with the SEC on March 23, 2016, and its proxy statement on Schedule 14A for its 2015 annual meeting of stockholders, which was filed with the SEC on June 1, 2015. These documents are available free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to: MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com. Information about the executive officers and directors of Rovi (and, in some instances, Parent) is set forth in Rovi's annual report on Form 10-K for the fiscal year ending December 31, 2015, which was filed with the SEC on February 11, 2016, and its proxy statement on Schedule 14A for its 2016 annual meeting of stockholders, which was filed with the SEC on March 11, 2016. These documents are available free of charge at the SEC's web site at www.sec.gov. Other information regarding the participants in the solicitation and description of their direct and indirect interests, by security holdings or otherwise, which may, in some cases, be different than those of the Company's and Rovi's stockholders generally, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Parent will file with the SEC when it becomes available.

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